No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


13000240
Received SEC
Washington, DC 20549

P.E. 1/4/13

January 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/14/13

Carl L. Gorday
Regions Financial Corporation
carl.gorday@regions.com

Re: Regions Financial Corporation
Incoming letter dated January 4, 2013

Dear Mr. Gorday:

This is in response to your letter dated January 4, 2013 concerning the shareholder proposal submitted to Regions Financial by the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Shirley Peoples
Calvert Investment Management, Inc.
shirley.peoples@calvert.com


Received SEC
JAN 14 2013
Washington, DC 20549

January 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Regions Financial Corporation
Incoming letter dated January 4, 2013

The proposal relates to payday lending.

There appears to be some basis for your view that Regions Financial may exclude the proposal under rule 14a-8(e)(2) because Regions Financial received it after the deadline for submitting proposals. We note in particular your representation that Regions Financial did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Regions Financial omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Pam.Welch@regions.com on behalf of carl.gorday@regions.com
Sent: Friday, January 04, 2013 11:51 AM
To: shareholderproposals
Cc: shirley.peoples@calvert.com; carl.gorday@regions.com
Subject: Regions Financial Corporation
Attachments: Regions No Action Letter Calvert Investments and Co-Proponents.pdf; Regions No Action Letter Sisters of Charity of the Incarnate Word.pdf

Ladies and Gentlemen:

Attached are two (2) no action request letters submitted by Regions Financial Corporation.

(See attached file: Regions No Action Letter Calvert Investments and Co-Proponents.pdf)

(See attached file: Regions No Action Letter Sisters of Charity of the Incarnate Word.pdf)

Carl L. Gorday
Regions Financial Corporation
(205) 326-5183
carl.gorday@regions.com


REGIONS

January 4, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Regions Financial Corporation— Shareholder Proposal by Sisters of Charity of the Incarnate Word

Ladies and Gentlemen:

Regions Financial Corporation, a Delaware corporation (the "*Company*"), hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission ("*Commission*") will not recommend enforcement action to the Commission if the Company omits the enclosed shareholder proposal (including the related supporting statement, the "*Proposal*") received from Sisters of Charity of the Incarnate Word (the "*Proponent*") from the Company's proxy statement and form of proxy for its 2013 annual meeting of shareholders (the "*2013 Proxy Materials*") in reliance on Rule 14a-8(e)(2), Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended. The Proposal, which is dated November 26, 2012, and all related correspondence with the Proponent, is attached to this letter as Exhibit A. The Company received the Proposal and the Supporting Statement on November 30, 2012. The Proposal requests "the Board of Directors to prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending . . . ." The Proposal is identical to other proposals received by the Company and addressed by the Company in a separate request for no action, dated as of the date hereof (the "*Separate No-Action Request*").

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter and the Separate No-Action Request, including in each case all attachments, is being sent simultaneously to the

Proponents (and their representatives) as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials. We will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to us.

Analysis

The Company believes that the Proposal may be excluded from the 2013 Proxy Materials for all of the same reasons set forth in the Separate No-Action Request. Additionally, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials because the Proposal was received by the Company on November 30, 2012, two days after the Company's deadline for the submission of Rule 14a-8 shareholder proposals.

The Proposal is not timely. Rule 14a-8(e)(2) establishes the deadline by which shareholder proposals to be considered at a regularly scheduled annual meeting must be submitted for inclusion in a proxy statement. In accordance with Rule 14a-8(e)(2), any such shareholder proposals are required to be received by a company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company disclosed this deadline, as required by Rule 14a-5(e), in the Company's 2012 proxy statement, which stated that proposals of stockholders "must be received by Regions not later than November 28, 2012, for consideration for possible inclusion in the proxy statement relating to that meeting."

The Company's proxy statement for its 2012 annual shareholders meeting was released to stockholders commencing on March 27, 2012, and the annual meeting was held on May 17, 2012. The Company's 2013 annual meeting is scheduled for May 16, 2013, which date is within 30 days of the date on which the Company held its 2012 annual meeting of shareholders. Therefore, pursuant to Rule 14-8(e)(2), the Proposal and the Supporting Statement were required to be received by the Company no later than 120 days before March 27, 2013 (*i.e.*, November 28, 2012). The Proposal, which the Company received only on November 30, 2012, does not comply with this requirement.

Conclusion

Based on the foregoing, the Company respectfully requests the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8(e)(2). Additionally, to the extent that the Staff confirms that it will not recommend enforcement action to the Commission pursuant to the Separate No-Action Request, the Company respectfully requests the Staff confirm that it will similarly not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials on the same basis.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact or the undersigned at (205) 326-5183 or carl.gorday@regions.com. Thank you for your attention to this matter.

Very truly yours,



Carl L. Gorday
Assistant General Counsel
Regions Financial Corporation

Attachment

cc: S. Yolanda Tarango (Sisters of Charity of the Incarnate Word)
Shirley Peoples (Calvert Investment Management, Inc.)

SC1:3341886.3

Exhibit A

Correspondence Related to the Proposal



SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

November 26, 2012

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Mr. Gale:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on a Report on the Payday Lending. In brief, the proposal states: Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Calvert Investment Management. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 8400 shares or $2000 worth of Regions Financial stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Ms. Shirley Peoples of Calvert Investment Management, Inc. at 301-951-4817 or at shirley.peoples@calvert.com. Shirley Peoples as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



S. Yolanda Tarango, CCVI
Congregation Coordinator

Enclosure: 2013 Shareholder Resolution

REGIONS FINANCIAL CORPORATION RESOLUTION 2012

Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the bank, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

November 26, 2012

Systematic Financial
Mr. Scott Garrett, VP
300 Frank W. Burr Blvd, 7th Floor
Teaneck, NJ 07666

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Scott:

We are in the process of filing a shareholder resolution with REGIONS FINANCIAL. Our filing letter is dated November 26, 2012. The letter of verification needs to have this date and needs to arrive no later than December 11, 2012. We have included a sample letter. This information should be sent to:

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Regions Financial proxies to us.

Thank you for your cooperation in this matter.

Yours truly,



S. Yolanda Tarango, CCVI
Congregation Coordinator

Enclosure: DTC Custodian Sample Letter

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828-9741 • www.amormeus.org


SISTERS OF CHARITY OF THE INCARNATE WORD

4503 Broadway • San Antonio, TX 78209


UNITED STATES POSTAGE
PITNEY BOWES
02 1M
$ 00.45⁰
0004260221
NOV 26 2012
MAILED FROM ZIP CODE 78209

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

35203266975

